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                            November 15, 2021

       Stephen Fitzpatrick
       Chief Executive Officer
       Vertical Aerospace Ltd.
       140-142 Kensington Church Street
       London, W8 4BN
       United Kingdom

                                                        Re: Vertical Aerospace
Ltd.
                                                            Amendment No. 4 to
Registration Statement on Form F-4
                                                            Filed November 1,
2021
                                                            File No. 333-257785

       Dear Mr. Fitzpatrick:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form F-4 filed November 1, 2021

       Notes to the Unaudited Pro Forma Combined Financial Statements
       Note 1 - Basis of Presentation, page 179

   1. In the paragraph where you discuss the Convertible Senior Secured Notes, please disclose and quantify the
applicable interest rate.
 Stephen Fitzpatrick
FirstName  LastNameStephen  Fitzpatrick
Vertical Aerospace  Ltd.
Comapany 15,
November   NameVertical
               2021      Aerospace Ltd.
November
Page 2     15, 2021 Page 2
FirstName LastName
       You may contact Dale Welcome at 202-551-3865 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Robbie McLaren, Esq.